EXHIBIT 99.1

DeFi Technologies to Participate in the "2025 Virtual Tech Conference: Discover the Innovations Reshaping Tomorrow" Virtual Conference Presented by Maxim Group LLC on Tuesday, June 3rd - Thursday, June 5th at 9:00 a.m. EDT

TORONTO, June 2, 2025 /CNW/ - (NASDAQ: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"), announced today that Company VP of Communications, Curtis Schlaufman has been invited to present at the "2025 Virtual Tech Conference: Discover the Innovations Reshaping Tomorrow," presented by Maxim Group LLC, on Tuesday, June 3rd – Thursday, June 5th at 9:00 a.m. EDT

DeFi Technologies will be taking part in the "2025 Virtual Tech Conference: Discover the Innovations Reshaping Tomorrow." The rapid evolution of technology is paving the way for disruption across all industries, including healthcare, drones, consumer IoT, business solutions, gaming & entertainment, and more. In Maxim's 2025 Virtual Tech Conference, we will explore how emerging growth companies are expanding their use of Quantum Computing and Artificial Intelligence (AI) to position themselves for the future. Maxim Senior Analysts will facilitate engaging dialogues with CEOs and key management of diverse companies who have their attention on technology and how it will impact and grow their business.

This conference will be live on M-Vest. To attend, sign up to become an M-Vest member.

Click here to learn more and reserve your seat

About Maxim Group LLC

Maxim Group LLC is a full-service investment banking, securities and wealth management firm headquartered in New York. The Firm provides a full array of financial services including investment banking; private wealth management; and global institutional equity, fixed-income and derivatives sales & trading, equity research and prime brokerage services. Maxim Group is a registered broker-dealer with the U.S. Securities and Exchange Commission (SEC) and the Municipal Securities Rulemaking Board (MSRB) and is a member of FINRA SIPC, and NASDAQ. To learn more about Maxim Group, visit maximgrp.com

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to over sixty-five of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the Company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

CO: DeFi Technologies Inc.

CNW 16:30e 02-JUN-25